News Release

Alexco Receives US $15 Million Initial Tranche
From Silver Wheaton; Continues to Forge Ahead
With Bellekeno Exploration and Development

December 23, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) is pleased to announce that it has received the US $15 million initial tranche of financing from Silver Wheaton Corp. (NYSE, TSX:SLW) (“Silver Wheaton”) payable under the previously announced silver purchase agreement.

Exploration and development work at Alexco’s Bellekeno silver property has remained ongoing since the silver purchase agreement was signed in early October 2008. A 650 meter underground decline has been completed, breaking in to the historic Bellekeno workings in early December. In addition, more than 800 meters of rehabilitation and new drift have been completed along the historic primary haulage level of the Bellekeno mine. Zinc dominated vein mineralization has been intersected in the decline, in the hanging wall of the main mineralized zone (the “48 Vein”) as predicted, and access to the lead dominated 99 and Southwest silver zones will be achieved in January-February as the historic workings are dewatered. The Bellekeno deposit has an inferred resource of 537,000 tonnes containing 1,016 grams per tonne silver, 13.5% lead and 10.7% zinc.

With the receipt of the initial US $15 million tranche of financing, Alexco is well funded to complete its planned minimum 10,000 meter underground definition and exploration drill program and to continue mine planning, engineering studies and other work necessary to complete the Bellekeno mine development plan, and is aggressively pursuing its objective of making a positive development decision at Bellekeno by the second quarter of calendar 2009.

“Progress at Bellekeno has been very impressive”, said Clynt Nauman, President and CEO of Alexco. “We have completed the first four month phase of underground work substantially on schedule and have done so without a single lost time accident, a credit to the underground crews and site management. We further appreciate the confidence and endorsement Silver Wheaton has brought to this project through provision of the financing to build out the mine, assuming a positive production decision is made”.

The silver purchase agreement provides for Silver Wheaton to purchase 25% of the life of mine silver produced by Alexco from its Keno Hill Silver District in Canada’s Yukon Territory, with the initial silver deliveries expected to come from the Bellekeno mine (see the Alexco news release dated July 9, 2008 entitled “Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit”). Alexco will receive total up-front deposit payments from Silver Wheaton of US $50 million, plus a further

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payment of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The first US $15 million of this deposit has now been received, and the remaining US $35 million will be paid on a monthly draw-down basis to build out the Bellekeno mine infrastructure and processing facility, commencing once Alexco has made a positive development decision and subject to certain other conditions, including the receipt of such permits and regulatory approvals necessary to commence construction, and Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

The contents of this news release have been reviewed by Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 “Standards of Disclosure for Mineral Properties”, who takes responsibility for the disclosure herein of scientific and technical information pertaining to Alexco’s mineral properties.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.